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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                ----------------

                            On Track Innovations Ltd.
                            -------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M8791A 109
                                   ----------
                                 (CUSIP Number)

                                   Oded Bashan
                             Z.H.R. Industrial Zone
                      P.O. Box 32, Rosh Pina, Israel 12000
                              (011) 972-4-686-8000

                                 With copies to:
                              David P. Stone, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

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

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    M8791A 109                                   13D                         Page 2 of 9
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
------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       Oded Bashan
                    I.R.S. IDENTIFICATION NOS.
                    OF ABOVE PERSONS:  N.A.
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [ ]
                                                                                                                            (b) [x]

------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               OO, PF

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [ ]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             Israel

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,528,989  (1)
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                               --
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,235,906 (2)
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                          --

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,528,989

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  (3)                                      [x]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          11.3 % (3)

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         HC, IN

------------------- ----------------------------------------------------------------------------------------------------------------

(1) Consists of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii) 1,100,538 ordinary shares underlying options exercisable within 60 days, and (iii) 293,083 ordinary shares, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements, and the South China Transactions (as defined herein) and (b) no disposition power.

(2)  Consists of (i) 135,368 ordinary shares held directly by Mr. Bashan and
     (ii) 1,100,538 ordinary shares underlying options exercisable within 60 days.

(3) Percentage of beneficial ownership is based on the number of outstanding ordinary shares of 12,254,804. Shares beneficially owned by Mr. Bashan include shares that may be acquired thereby pursuant to options and warrants exercisable within 60 days of the date of this Amendment No. 5. Ordinary shares deemed to be beneficially owned by virtue of Mr. Bashan's right to acquire these shares within 60 days of the date of this Amendment No. 5 are treated as outstanding only for purposes of determining the percent owned by Mr. Bashan.

EXPLANATORY NOTE

This Amendment No. 5 (this "Amendment No. 5") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on November 24, 2003, as amended by that certain Amendment No. 1 filed on January 16, 2004, that certain Amendment No. 2 filed on June 18, 2004, that certain Amendment No. 3 filed on September 24, 2004, and that certain Amendment No. 4 filed on January 6, 2005, by Oded Bashan. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed thereto in the Schedule 13D, as amended to date. This Amendment No. 5 relates to sales of ordinary shares made under (i) a sales plan, dated as of September 20, 2004 (the "2004 Sales Plan"), (ii) a sales plan, dated as of September 9, 2005 (the "2005A Sales Plan"), and (iii) a sales plan, dated as of December 2, 2005 (the "2005B Sales Plan"), each established pursuant to Rule 10b5-1(c) by Oded Bashan, as described below under Item 4.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 is amended and restated as follows:

           As of January 16, 2004, Mr. Bashan had been granted irrevocable proxies by a number of purchasers ("the Proxy Purchasers") in connection with private placements in November and December 2003 and January 2004 to vote in his sole discretion all of the ordinary shares of OTI held by such Proxy Purchasers, including any future shares acquired by such Proxy Purchasers. As of December 25 , 2005, the Proxy Purchasers hold 293,083 ordinary shares of OTI, all of which are subject to the irrevocable proxies. Mr. Bashan holds the voting power with respect to such ordinary shares for so long as the shares are held by the Proxy Purchasers.

           In July 2005, OTI issued 52,572 of its ordinary shares to Mr. Cheung Wai Yuen, Mr. Kwan Kwok Lam and Mr. Lee Chi Keung (collectively, the "e-Pilot Shareholders") in connection with OTI's acquisition of a 71.5% interest in e-Pilot Group Ltd. (the "e-Pilot Acquisition"). Mr. Bashan was granted an irrevocable proxy with respect to the ordinary shares issued to and held by the e-Pilot Shareholders.

           In July 2005, OTI issued 40,441 of its ordinary shares to POE and Mr. Lee Chi Keung (the "Sellers") in connection with OTI's acquisition of Pioneer Oriental International Ltd ("POI"), a subsidiary of POE (the "POI Acquisition"). Mr. Bashan was granted an irrevocable proxy with respect to the 20,220 ordinary shares issued to Mr. Lee Chi Keung and held by him.

           As of December 25, 2005, Mr. Bashan is the beneficial owner of 1,528,989 shares of OTI, consisting of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii) 1,100,538 ordinary shares underlying options exercisable within 60 days, and (iii) 293,083 ordinary shares, as to which Mr. Bashan has
(a) voting power pursuant to irrevocable proxies granted in connection with private placements, and the South China Transactions and (b) no disposition power.

ITEM 4.    PURPOSE OF TRANSACTION.

           Mr. Bashan made the sales of ordinary shares disclosed in Item 5(c) below for diversification and liquidity purposes. The 2004 Sales Plan commenced on September 20, 2004 and provided for sales of up to 142,000 option shares of OTI held by Mr. Bashan upon the satisfaction of certain pricing and other conditions. As of the date of this filing, Mr. Bashan has sold all of the ordinary shares subject to the 2004 Sales Plan. The 2005A Sales Plan commenced on September 19, 2005 and provided for sales of up to 125,161 option shares of OTI held by Mr. Bashan upon the satisfaction of certain pricing and other conditions. Mr. Bashan has terminated the 2005A Sales Plan on December 1, 2005. As of the date of termination , Mr. Bashan has sold 54,927 of the ordinary shares subject to the 2005A Sales Plan. The 2005B Sales Plan commenced on December 2, 2005 , and provides for sales of up to 130, 220 ordinary option shares of OTI held by Mr. Bashan upon the satisfaction of certain pricing and other conditions. Mr. Bashan currently intends to continue to sell additional ordinary shares until December 31, 2006, under the 2005B Sales Plan. In particular, Mr. Bashan has exercised, and intends to continue to exercise, options granted to him under OTI's Share Option Plan.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended and restated as follows:

           (a) Mr. Bashan beneficially owns 1,528,989 ordinary shares of OTI, which represent approximately 11.3% of OTI's issued and outstanding ordinary shares, consisting of (i) 135,368 ordinary shares held directly by Mr. Bashan,
(ii) 1,100,538 ordinary shares underlying options exercisable within 60 days, and (iii) 293,083 ordinary shares, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements, and the South China Transactions and (b) no disposition power.

           (b) Mr. Bashan has the sole power to vote 1,528,989 ordinary shares he beneficially owns. Mr. Bashan has the sole power to dispose of 1,235,906 ordinary shares (including 1,100,538 ordinary shares underlying options exercisable within 60 days), and the Proxy Purchasers, the e-Pilot Shareholders and the Seller have the sole power to dispose of 293,083 ordinary shares.

           (c) The sales set forth below were made by Mr. Bashan in open market transactions during the past sixty days pursuant to the 2005A Sales Plan:

          Date                 Number of Shares Sold          Price Per Share
          ----                 ---------------------          ---------------

       10/24/2005                     10,000                       $13.00
       11/02/2005                       135                        $13.75
       11/21/2005                      3,292                       $13.75
       11/25/2005                     10,000                       $13.75
       11/28/2005                      1,500                       $13.75

           The sales set forth below were made by Mr. Bashan in open market transactions during the past sixty days pursuant to the 2005B Sales Plan:

                 Date              Number of Shares Sold       Price Per Share
                 ----              ---------------------       ---------------

              12/02/2005                   2,000                    $12.95
              12/02/2005                   2,000                    $12.96
              12/02/2005                   2,000                    $12.98
              12/02/2005                   2,000                    $12.95
              12/02/2005                   2,000                    $13.00
              12/05/2005                   2,000                    $12.95
              12/05/2005                   3,000                    $12.98
              12/05/2005                   5,000                    $13.01
              12/6/2005                    2,000                    $12.95
              12/6/2005                    8,000                    $13.00
              12/07/2005                   2,000                    $12.83
              12/07/2005                   2,632                    $12.86
              12/07/2005                   5,000                    $12.74
              12/8/2005                    5,000                    $12.70
              12/8/2005                    5,000                    $12.64
              12/09/2005                   6,000                    $12.40
              12/09/2005                   2,000                    $12.30
              12/09/2005                   2,000                    $12.50
              12/12/2005                  10,000                    $12.79

              12/14/2005                   5,000                    $12.90
              12/14/2005                   5,000                    $12.86
              12/15/2005                  10,000                    $13.20
              12/16/2005                  10,000                    $13.52
              12/19/2005                   5,588                    $13.60


           As noted above, all of the sales described above were of shares issued to Mr. Bashan upon his exercise of outstanding stock options, and the proceeds of those sales were and will be used in part to pay the exercise price of the options and related income tax obligations. In addition, all of the sales described above were made at the Broker's discretion in compliance with the requirements of Rule 10b5-1(c).


           Other than the transactions described above in this Item 5, Mr. Bashan has not engaged in any transactions in OTI's ordinary shares during the past sixty (60) days.

           (d) Except for Mr. Bashan, the Lenders, the Proxy Purchasers, and the e-Pilot Shareholders, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by the Schedule 13D as amended by this Amendment No. 5.

           (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


           On September 9, 2005, Mr. Bashan entered into the 2005A Sales Plan effective September 19, 2005, with respect to ordinary shares of OTI as described in Item 4 above. On November 30, 2005, Mr. Bashan entered into the 2005B Sales Plan effective December 2, 2005, with respect to ordinary shares of OTI as described in Item 4 above.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


           The following documents are filed as exhibits hereto:


           Exhibit 1. Sales Plan, dated as of September 9, 2005, between Oded Bashan and CIBC Israel Ltd. Corp., acting as agent.


           Exhibit 2. Sales Plan, dated as of December 2, 2005, between Oded Bashan and CIBC Israel Ltd. Corp., acting as agent.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2005


                                           By:  /s/ Oded Bashan
                                                --------------------------------
                                                Oded Bashan









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